UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934




                             Entrada Networks, Inc.

                                (Name of Issuer)



                         Common Stock, $0.001 par value

                         (Title of Class of Securities)



                                    29382Y102

                                 (CUSIP Number)


                             Jeffrey M. Jones, Esq.
                             Joshua E. Little, Esq.
                          Durham, Jones & Pinegar, P.C.
                           111 E. Broadway, Suite 900
                            Salt Lake City, UT 84111
                                 (801) 415-3000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 28, 2004

            (Dates of Event Which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29382Y102        SCHEDULE 13D                             Page 2 of 5


--------------------------------------------------------------------------------

1.       Name of Reporting Persons
         I. R. S. Identification Nos. of Above Persons (entities only)


         Jon Buttles
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)


         (a)      [  ]     Not Applicable


         (b)      [  ]     Not Applicable
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions): OO
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization: United States of America
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Number of Shares        7.       Sole Voting Power: 4,150,000
Beneficially Owned by
Each Reporting Person
With:
----------------------- --------------------------------------------------------
----------------------- --------------------------------------------------------

                        8. Shared Voting Power: 0
----------------------- --------------------------------------------------------
----------------------- --------------------------------------------------------

                        9. Sole Dispositive Power: 4,150,000
----------------------- --------------------------------------------------------
----------------------- --------------------------------------------------------

                        10. Shared Dispositive Power: 0
----------------------- --------------------------------------------------------
----------------------- --------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 4,150,000 (1)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11) 21.2% (2)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Includes 125,000 shares of common stock held indirectly by the reporting person through Core Capital Holdings, LLC, which is 100% owned by the reporting person, and 4,025,000 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock of Entrada Networks, Inc. held by the reporting person as of November 8, 2004.


(2) Based on 4,150,000 shares of Common Stock held by the reporting person or issuable upon exercise of warrants held by the reporting person, plus 15,430,076 shares of Common Stock outstanding as of September 10, 2004, as reported by Entrada Networks, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2004.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This statement relates to the shares of Common Stock, $0.001 par value per share (the "Common Stock") of Entrada Networks, Inc., a Delaware corporation (the "Issuer"). The Issuer has its principal executive offices at 5755 Oberlin Drive, Suite 204, San Diego, California 92121.

Item 2.  Identity and Background

         (a) The name of the person filing this statement is Jon Buttles (the "Reporting Person").

         (b) The principal business address for the Reporting Person is:

                  155 D Pier Avenue
                  Hermosa Beach, CA  90254

         (c) The principal business of the Reporting Person is:

                  Private Investor

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship of the Reporting Person is as follows: United States of America

Item 3.  Source and Amount of Funds

         On October 4, 2004, the Issuer entered into a Second Amendment to Term Credit Agreement (the "Amendment"). In connection with the execution of the Amendment and consummation of the transactions contemplated thereby, the Issuer agreed to issue to SBI Advisors, LLC ("SBI"), or one or more of its designees, warrants to purchase an aggregate of up to 15,000,000 shares of Common Stock, with an exercise price of $0.10 per share and an expiration date of October 3, 2007. The Issuer subsequently issued to the Reporting Person, as a designee of SBI, a warrant to purchase up to 3,750,000 shares of Common Stock.

Item 4.  Purpose of the Transaction

         See Item 3, which is incorporated herein by this reference.

         The warrant issued to the Reporting Person may be exercised and the shares thereunder purchased and sold at any time prior to its expiration on October 3, 2007. Otherwise, the Reporting Person has no plans or proposals that relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but he has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer

          (a) The Reporting Person beneficially owns 4,150,000 shares of Common Stock, including 125,000 shares held indirectly by the Reporting Person through Core Capital Holdings, LLC, which is 100% owned by the Reporting Person, and 4,025,000 shares issuable upon exercise of warrants to purchase shares of Common Stock. The shares of

               Common Stock beneficially owned by the Reporting Person represent 21.2% of the outstanding shares of Common Stock, based on the shares held indirectly by the Reporting Person and the shares issuable upon exercise of warrants held by the Reporting Person plus 15,430,076 shares of Common Stock outstanding as of September 10, 2004, as reported by Entrada Networks, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2004.

          (b) The Reporting Person has the sole power to vote all of the shares of Common Stock and to dispose of all of the shares of Common Stock held by the Reporting Person or issuable to the Reporting Person upon the exercise of warrants beneficially owned by the Reporting Person.

          (c) Other than the issuance to the Reporting Person of the warrant to purchase 3,750,000 shares of Common Stock that is the subject of this Schedule 13D, the Reporting Person has not engaged in any transactions in the Common Stock during the 60 days immediately preceding the date of this Schedule 13D.

          (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock issuable to the Reporting Person upon the exercise of the warrant beneficially owned by the Reporting Person.

          (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except that in connection with the warrant to purchase shares of Common Stock issued to the Reporting Person, the Issuer executed and delivered to the Reporting Person on October 28, 2004 a Warrant Agreement reflecting the warrants granted to the Reporting Person. The Reporting Person also has received warrant agreements to purchase an aggregate of 275,000 shares of Common Stock.

Item 7.  Material to be Filed as Exhibits

Exhibit 1 Warrant Agreement dated October 21, 2004 issued by Entrada Networks, Inc. to Jon Buttles.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   Date:  November 19, 2004


                                   /s/ JON BUTTLES
                                   Jon Buttles

                                  EXHIBIT INDEX

Exhibit 1 Warrant Agreement dated October 21, 2004 issued by Entrada Networks, Inc. to Jon Buttles.

Exhibit 1


THE SECURITIES REPRESENTED BY THIS WARRANT CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, (II) TO THE EXTENT APPLICABLE, RULE 144 UNDER THE ACT (OR ANY SIMILAR RULE UNDER SUCH ACT RELATING TO THE DISPOSITION OF SECURITIES), OR (III) AN OPINION OF COUNSEL, IF SUCH OPINION SHALL BE REASONABLY SATISFACTORY TO COUNSEL TO THE ISSUER, THAT AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT IS AVAILABLE.

                             ENTRADA NETWORKS, INC.

                               WARRANT CERTIFICATE
                     Common Stock, par value $.001 per share

                       Date of Issue: Warrant to Purchase
                       October 21, 2004 3,750,000 Shares

         THIS CERTIFIES THAT, for value received, Jon Buttles, 435 Manhattan Ave Apt A, Hermosa Beach, CA 90254 or its registered assigns, is entitled, subject to the provisions of this Warrant Certificate (this "Warrant"), to purchase an aggregate of 3,750,000 shares of common stock, par value $.001 per share ("Common Stock"), of Entrada Networks, Inc. (the "Company").

         The number of shares of the Common Stock to be received upon the exercise of this Warrant and the payment of the Underlying Share Purchase Price (as hereinafter defined) therefor are subject to adjustment from time-to-time as hereinafter set forth.

         Definitions. The following terms as used in this Warrant shall have the meanings set forth below:

         (a) "Assignment Form" means the form attached hereto as Exhibit A.

         (b) "Business Day" means any day other than a Saturday, a Sunday or a day on which banks are required or permitted to be closed in the State of California.



         (c) "Change of Control" shall have the meaning set forth in Section 4(b)(i) hereof.

         (d) "Common Stock" shall have the meaning set forth in the introductory paragraph.

         (e) "Company" shall have the meaning set forth in the introductory paragraph, or any successor thereof.

         (f) "Exercise Date" shall mean any date on which the Company shall have received (i) this Warrant, together with a Subscription Form duly executed by the Warrant Holder, or his, her or its attorney-in-fact duly authorized in writing, and (ii) payment in cash, or by official bank or certified check made payable to the Company, of an amount in lawful money of the United States of America equal to the Underlying Share Purchase Price, plus transfer taxes, if any.

         (g) "Issuance Date" means October 21, 2004.

         (h) "NASDAQ" means the National Association of Securities Dealers Automated Quotation System.

         (i) "Person" means an individual, partnership, corporation, limited liability company, trust, unincorporated organization, joint venture, government or agency, political subdivision thereof, or any other entity of any kind.

         (j) "Registrable Securities" means (i) the Underlying Shares, and (ii) any securities issued or issuable with respect to Common Stock by the way of stock dividend or stock split or in connection with a combination or reorganization or otherwise.

         (k) "Registration Statement" shall have the meaning set forth in
Section 6(a) hereof.

         (l) "Requested Information" shall have the meaning set forth in Section 6(c)(i) hereof.

         (m) "Rule 144" shall have the meaning set forth in Section 6(g) hereof.

         (n) "SEC" means the Securities and Exchange Commission.

         (o) "Securities Act" means the Securities Act of 1933, as amended.

         (p) "Subscription Form" means the form attached hereto as Exhibit B.

         (q) "Transfer Agent" means the Company or any firm engaged to act as the transfer agent of the Company.

         (r) "Expiration Date" means the last date on which this Warrant may be exercised, which shall be 5:00 p.m., New York City time, on the day before the date which is three (3) years from the Issuance Date, or if such expiration date is not a Business Day, at or before 5:00 p.m. New York City time on the next following Business Day.

         (s) "Underlying Share Purchase Price" shall mean the purchase price to be paid upon the exercise of this Warrant with respect to the Underlying Shares in accordance with the terms hereof, which price shall be $0.10 per Underlying

Share, subject to adjustment from time to time pursuant to the provisions of
Section 4 hereof.

         (t) "Underlying Shares" means the 3,750,000 shares of Common Stock that are the subject of this Warrant, subject to adjustment from time to time as provided herein.

         (u) "Warrant" shall have the meaning set forth in the introductory paragraph.

         (v) "Warrant Holder" means a person or entity in whose name this Warrant shall be either initially or subsequently registered upon the books to be maintained by the Company for such purpose, and "Warrant Holders" means, collectively, the Warrant Holder and all other persons or entities in whose name the Warrants shall be either initially or subsequently registered upon the books to be maintained by the Company for such purpose.

         Duration, Vesting and Exercise.

         (a) Duration. This Warrant may be exercised from time to time, upon the terms and subject to the conditions set forth herein, at any time on or before the Expiration Date. If this Warrant is not exercised in accordance with the terms hereof on or before the Expiration Date, the Warrant Holder shall no longer be entitled to purchase the Underlying Shares and all rights hereunder to purchase such Underlying Shares shall thereupon cease.

         (b) Vesting. All shares underlying this Warrant are immediately vested.

         (c) Exercise.

                  (i) A Warrant Holder may exercise this Warrant, in whole or in part, to purchase the vested Underlying Shares in such amounts as may be elected upon surrender of this Warrant, together with a duly executed Subscription Form, to the Company at its corporate office, together with the full Underlying Share Purchase Price for each Underlying Share to be purchased, in lawful money of the United States, or by certified check or bank draft payable in United States dollars to the order of the Company and upon compliance with and subject to the conditions set forth herein.

                  (ii) Upon receipt of this Warrant, together with a duly executed Subscription Form, and accompanied by payment of the Underlying Share Purchase Price for the number of vested Underlying Shares for which this Warrant is then being exercised, the Company shall, subject to Section 7(b) hereof, cause to be issued and delivered promptly, but in no event later than the third Business Day after the date on which the Company receives this Warrant, the Subscription Form and the Underlying Share Purchase Price, to the Warrant Holder certificates for such shares of Common Stock in such denominations as are requested by the Warrant Holder in the Subscription Form.

                  (iii) In case a Warrant Holder shall exercise this Warrant with respect to less than all of the Underlying Shares, the Company will execute a new Warrant, which shall be exercisable for the balance of the Underlying

Shares that may be purchased upon exercise of the unexercised portion of this Warrant and shall deliver such new Warrant to the Warrant Holder.

                  (iv) This Warrant shall be deemed to have been exercised immediately prior to the close of business on the Exercise Date, and the Person entitled to receive the vested Underlying Shares and any new Warrant representing the unexercised portion of this Warrant deliverable upon such exercise shall be treated for all purposes as the holder of such Underlying Shares and new Warrant, respectively, upon such exercise as of the close of business on the Exercise Date.

         SECTION 3.        Covenants.

         (a) Issuance and Sale of Underlying Shares. The Company covenants that it will at all times reserve and keep available, free from preemptive rights, out of its authorized Common Stock, solely for the purpose of issuance upon exercise of this Warrant, such number of shares of Common Stock as shall equal the aggregate number of the Underlying Shares. The Company covenants that all shares of Common Stock that shall be issuable upon exercise of this Warrant shall, at the time of delivery, and, subject to Section 2(c) hereof, upon receipt by the Company of the Underlying Share Purchase Price, be duly and validly issued, fully paid, nonassessable and free from all taxes, liens and charges with respect to the issue thereof (other than those which the Company shall promptly pay or discharge).

         The Transfer Agent for the Common Stock will be irrevocably authorized and directed at all times to reserve such number of authorized shares of Common Stock as shall be required for such purpose. The Company will keep a copy of this Warrant on file with the Transfer Agent, if such agent is other than the Company. The Company will supply such Transfer Agent with duly executed certificates for such purposes and will provide or otherwise make available any cash which may be payable as provided in Section 6(b) hereof. The Company will furnish such Transfer Agent with a copy of all notices of adjustments and certificates related thereto transmitted to the Warrant Holder pursuant to
Section 4(f) hereof.

         (b) Restrictive Legend. Each certificate evidencing shares of Common Stock issued to the Warrant Holder following the exercise of this Warrant shall bear the following restrictive legend until such time as the transfer of such security is not restricted under the federal securities laws:

                  THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, (II) TO THE EXTENT APPLICABLE, RULE

                  144 UNDER THE ACT (OR ANY SIMILAR RULE UNDER SUCH ACT RELATING TO THE DISPOSITION OF SECURITIES), OR (III) AN OPINION OF COUNSEL, IF SUCH OPINION SHALL BE REASONABLY SATISFACTORY TO COUNSEL TO THE ISSUER, THAT AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT IS AVAILABLE.

         SECTION 4. Adjustment of Underlying Share Purchase Price and Number of Underlying Shares. The number of Underlying Shares purchasable upon the exercise of this Warrant and the payment of the Underlying Share Purchase Price shall be subject to adjustment from time to time as follows:

         (a) Adjustment for Stock Splits and Combinations. If the Company at any time or from time to time after the date of this Warrant shall effect a subdivision of the outstanding Common Stock or combines the outstanding shares of Common Stock, then, in each such case, the Underlying Share Purchase Price in effect immediately prior to such event shall be adjusted so that the Holder of this Warrant shall have the right to purchase the number of shares of Common Stock which he, she or it would have had the right to purchase after the event had such shares of Common Stock been purchased immediately prior to the occurrence of such event. Any adjustment under this Section 4(a) shall become effective as of the date and time such subdivision or combination becomes effective.

         (b) Reorganization, Reclassification, Consolidation, Merger or Sale.

                           (i) Any recapitalization, reorganization,
reclassification, consolidation, merger, sale of all or substantially all of the Company's assets to another Person and any transaction which is effected in such a way that holders of more than fifty percent (50%) of the shares of Common Stock then outstanding are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets of another Person with respect to or in exchange for Common Stock is referred to herein as a "Change of Control."

                           (ii) Prior to the consummation of any Change of
Control, the Company shall make
appropriate provisions, in form and substance reasonably satisfactory to the Warrant Holder, to insure that the Warrant Holder shall thereafter have the right to acquire and receive in lieu of or in addition to (as the case may be) the shares of Common Stock immediately theretofore acquirable and receivable upon the exercise of such Warrant Holder's rights under this Warrant to purchase such shares of Common Stock or other securities as may be issuable or payable with respect to or in exchange for the number of shares of Common Stock immediately theretofore acquirable and receivable upon the exercise of such Warrant Holder's rights, had such Change of Control not taken place. In any such case, the Company shall make appropriate provisions, in form and substance reasonably satisfactory to at the Warrant Holder, with respect to such Warrant Holder's rights and interests to insure that the provisions hereof shall thereafter be applicable to this Warrant (including, in the case of any such consolidation, merger or sale in which the successor entity or purchasing entity is other than the Company, an immediate adjustment of the Underlying Share Purchase Price to reflect the value for the Common Stock reflected by the terms of such consolidation, merger or sale, if the value so reflected is less than the Underlying Share Purchase Price in effect immediately prior to such consolidation, merger or sale).

                           (iii) The Company shall not effect any such
consolidation, merger or sale, unless
prior to the consummation thereof, the successor entity (if other than the Company) resulting from such consolidation or merger or the corporation or other entity purchasing such assets assumes by written instrument (which may be the agreement of consolidation, merger or sale), in form and substance reasonably satisfactory to the Warrant Holder, the obligation to deliver to the Warrant Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, the Warrant Holder may be entitled to acquire.

         (c) No Impairment. The Company will not, through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company.

         (d) Record Date. If the Company takes a record of the holders of Common Stock for the purpose of entitling them (i) to receive a dividend or other distribution payable in Common Stock, Options or in Convertible Securities, or
(ii) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         (e) Certificate of Adjustment. In any case of an adjustment of the number of shares of Common Stock to be purchased under this Warrant, an officer of the Company designated by a majority of the Independent Directors shall compute such adjustment in accordance with the provisions hereof and prepare and sign a certificate showing such adjustment and shall mail such certificate, by first class mail, postage prepaid, to the Warrant Holder at the address of the Warrant Holder set forth or as provided herein. The certificate shall set forth such adjustment showing in detail the facts upon which such adjustment, including a statement of the number of shares of Common Stock and the type and amount, if any, of other property which at the time would be received upon the purchase of the Underlying Shares.

         (f) Notices of Record Date. In the event of (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, (ii) to offer for subscription any additional shares of capital stock of any class or series, (iii) to effect any reclassification or recapitalization of Common Stock outstanding, or (iv) any Change of Control or voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to the Warrant Holder, not less than ten (10) days and not more than sixty (60) days prior to the date on which the books of the Company shall close, the record date specified therein or the effective date thereof as the case may be, a notice specifying (A) the material terms and conditions of the proposed action, (B) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (C) the date on which any such Change in Control, dissolution, liquidation or winding up is expected to become effective, and (D) the time, if any, that is to be fixed, as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Change of Control, dissolution, liquidation or winding up.

         (g) Notices. Any notice required by the provisions of this Section 4 shall be in writing and shall be deemed given upon delivery, if delivered personally, or by a recognized commercial courier with receipt acknowledged, or upon the expiration of seventy-two (72) hours after the same has been deposited in the United States mail, by certified or registered mail, return receipt requested, postage prepaid, and addressed to the Warrant Holder at his, her or its address set forth or as provided herein.

         (h) Closing of Books. The Company will at no time close its transfer books against the transfer of any shares of Common Stock issued or issuable upon the purchase of any shares of Common Stock under this Warrant in any manner which interferes with the timely purchase of such shares of Common Stock.

         SECTION 5. Dividends. In the event the Company shall, at any time prior to the earlier to occur of (i) the complete exercise of this Warrant, and (ii) the Expiration Date, declare or pay to the holders of Common Stock a dividend payable in any kind of shares of capital stock of the Company or make any distribution of its assets to holders of its Common Stock as a liquidation or partial liquidation dividend or by way of a return or capital, then, upon the subsequent exercise of this Warrant, the Warrant Holder shall receive, in addition to shares of Common Stock to which it would otherwise be entitled upon such exercise, such additional shares of stock or assets of the Company, which he, she or it would have been entitled to receive, had he, she or it exercised this Warrant into the shares of Common Stock prior to the happening of such dividend or distribution.

         Registration Rights.

          (a) Incidental Registration. If at any time after the issuance of this Warrant, the Company proposes to register any of its Common Stock under the Securities Act by registration on any form other than Form S-4 or S-8, whether or not for sale for its own account, it shall each such time give prompt written notice to the Warrant Holder of its intention to do so and of the Warrant Holder's registration rights under this Section 6(a). Upon the written request of the Warrant Holder, made as promptly as practicable and in any event within ten (10) Business Days after the receipt of notice from the Company (which request shall specify the Registrable Securities intended to be disposed of by the Warrant Holder and the intended method of disposition), the Company shall use its reasonable best efforts to effect, in such registration statement (the "Registration Statement"), the registration under the Securities Act of all Registrable Securities that the Company has been so requested to register by the Warrant Holder to the extent required to permit the disposition of such Registrable Securities in accordance with the intended methods thereof described as aforesaid; provided, however, immediately upon notification to the Company from the managing underwriter of the price at which such securities are to be sold, if such price is below the price which the Warrant Holder shall have indicated to be acceptable to him, her or it, the Company shall so advise the Warrant Holder of such price, and the Warrant Holder shall then have the right to withdraw his, her or its request to have his, her or its Registrable

Securities included in such Registration Statement; provided, further, that if, at any time after giving written notice of his, her or its intention to register any securities and prior to the effective date of the Registration Statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, (a) give written notice of such determination not to register, and thereby be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from any obligation of the Company to pay the registration expenses in connection therewith), and (b) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities, for the same period as the delay in registering such other securities.

         If the managing underwriter of any underwritten offering under this
Section 6(a) shall inform the Company by letter that, in its opinion, the number or type of Registrable Securities requested to be included in such registration would adversely affect such offering, and the Company has so advised the Warrant Holder in writing, then the Company will include in such registration, to the extent of the number and type that the Company is so advised can be sold in (or during the time of) such offering, first, all securities proposed by the Company to be sold for its own account, and second, such Registrable Securities requested to be included in such registration pursuant to this Warrant and all other securities proposed to be registered, pro rata based on the number of securities proposed to be registered.

         (b) Obligations of the Company. In connection with the registration of the Registrable Securities as contemplated by Section 6(a), the Company shall:

                   (i) prepare the Registration Statement and file it with the SEC, and thereafter use its reasonable best efforts to cause the Registration Statement to become effective, which Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

                   (ii) prepare and file with the SEC such amendments (including post-effective amendments) and supplements to the Registration Statement and the prospectus used in connection with the Registration Statement as may be necessary to keep the Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by the Registration Statement until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in the Registration Statement;

                   (iii) furnish to the Warrant Holder such number of copies of a prospectus, including a preliminary prospectus and all amendments and supplements thereto, and such other documents, as the Warrant Holder may reasonably request in order to facilitate the disposition of the Registrable Securities owned by the Warrant Holder;

                 (iv) use reasonable efforts to (A) register and qualify the Registrable Securities covered by the Registration Statement under such securities or Blue Sky laws of the jurisdictions reasonably requested by the

Warrant Holder, (B) prepare and file in those jurisdictions all required amendments (including post-effective amendments) and supplements, (C) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times the Registration Statement is in effect, and (D) take all other actions necessary or advisable to enable the disposition of such securities in all such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 6(b);

                   (v) (A) in the case of an underwritten offering, enter into and perform its obligations under an underwriting agreement with the managing underwriter of such offering, in usual and customary form, including, without limitation, customary indemnification and contribution obligations, and (B) in the case of any non-underwritten offering, provide to broker-dealers participating in any distribution of Registrable Securities reasonable indemnification substantially similar to that provided by Section 6(e) hereof.

                   (vi) promptly notify the Warrant Holder of the happening of any event of which the Company has knowledge, as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances then existing, not misleading, and use its best efforts to prepare promptly a supplement or amendment to the Registration Statement to correct such untrue statement or omission, and deliver a number of copies of such supplement or amendment to the Warrant Holder as he, she or it may reasonably request;

                   (vii) promptly notify the Warrant Holder (or, in the event of an underwritten offering, the managing underwriters) of the issuance by the SEC of any stop order or other suspension of effectiveness of the Registration Statement, and make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement at the earliest possible time;

                   (viii) permit counsel to the Warrant Holder to review the Registration Statement and all amendments and supplements thereto for a reasonable period of time prior to their filing with the SEC, and shall not file any document in a form to which such counsel reasonably objects;

                   (ix) make generally available to its security holders as soon as practical, but not later than ninety (90) days after the close of the period covered thereby, an earnings statement (in form complying with the provisions of Rule 158 under the Securities Act) covering a twelve month period beginning not later than the first day of the Company's fiscal quarter next following the effective date of the Registration Statement;

                   (x) at the request of the Warrant Holder, furnish on the date that Registrable Securities are delivered to an underwriter for sale in connection with the Registration Statement (A) a letter, dated such date, from the Company's independent certified public accountants, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, and (B) an opinion, dated such date, from counsel representing the Company for purposes of such Registration Statement, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters;

                   (xi) make available for inspection by the Warrant Holder, any underwriter participating in any disposition pursuant to the Registration Statement, and any attorney, accountant, or other agent retained by the Warrant Holder or underwriter (collectively, the "Inspectors"), all pertinent financial and other records, pertinent corporate documents and properties of the Company, as shall be reasonably necessary to enable each Inspector to exercise its due diligence responsibility in connection with the preparation of the Registration Statement, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such Inspector in connection with the Registration Statement;

                  (xii) use its best efforts either to (A) cause all the Registrable Securities, except for this Warrant, covered by the Registration Statement to be listed on a national securities exchange and on each additional national securities exchange on which similar securities issued by the Company are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange or (B) secure designation of all the Registrable Securities, except this Warrant, covered by the Registration Statement as a NASDAQ "National Market Security" or "SmallCap Security", or on the "Bulletin Board" as may then be the case, and the quotation of the Registrable Securities on the NASDAQ National Market or NASDAQ SmallCap Market or on the Bulletin Board;

                   (xiii) provide a transfer agent and registrar, which may be a single entity, for the Registrable Securities not later than the effective date of the Registration Statement;

                   (xiv) cooperate with the Warrant Holder and the managing underwriter or underwriters, if any, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends) representing Registrable Securities to be sold pursuant to the Registration Statement and enable such certificates to be in such denominations or amounts, as the case may be, and registered in such names as the managing underwriter or underwriters, if any, or the Warrant Holder may reasonably request; and

                   (xv) take all other reasonable actions necessary to expedite and facilitate disposition of Registrable Securities by the Warrant Holder pursuant to the Registration Statement.

         (c) Obligations of the Warrant Holder.

                   (i) It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Warrant with respect to the Warrant Holder that the Warrant Holder shall furnish to the Company such information regarding the Warrant Holder, the Registrable Securities held by the Warrant Holder and the intended method of disposition of such securities as shall be reasonably required to effect the registration of the Registrable Securities and shall execute such documents and agreements in connection with such registration as the Company may reasonably request. At least fifteen (15)

Business Days prior to the first anticipated filing date of the Registration Statement, the Company shall notify the Warrant Holder of the information the Company requires from he, she or it (the "Requested Information") if he, she or it elects to have any of its Registrable Securities included in the Registration Statement. If within three (3) Business Days of the filing date the Company has not received the Requested Information from the Warrant Holder, then the Company may file the Registration Statement without including Registrable Securities of the Warrant Holder.

                   (ii) The Warrant Holder, by its, his or her acceptance of the Registrable Securities, agrees to cooperate with the Company in connection with the preparation and filing of any Registration Statement hereunder.

                   (iii) In the event of an underwritten offering, the Warrant Holder agrees to enter into and perform its obligations under an underwriting agreement, in usual and customary form, including without limitation customary indemnification and contribution obligations, with the managing underwriter of such offering and to take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities, unless the Warrant Holder has decided not to participate.

                   (iv) The Warrant Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in
Section 6(b)(vi), the Warrant Holder will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until its, his or her receipt of the copies of the supplemented or amended prospectus contemplated by Section 6(b)(vi) and, if so directed by the Company, the Warrant Holder shall deliver to the Company (at the expense of the Company) or destroy (and deliver to the Company a certificate of such destruction) all copies, other than permanent file copies then in its, his or her possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice.

         (d) Expenses of Registration. In connection with any and all registrations pursuant to Section 6, all expenses other than underwriting discounts and commissions incurred in connection with registration, filings or qualifications, including, without limitation, all registration, listing, filing and qualification fees, printing and accounting fees and costs, the fees and disbursements of counsel for the Company and the reasonable fees and disbursements for one firm of counsel for the Warrant Holder shall be borne by the Company.

         (e) Indemnification. In the event any Registrable Securities are included in a Registration Statement under this Warrant:

                   (i) To the extent permitted by law, the Company will indemnify and hold harmless the Warrant Holder (in such capacity) and, if applicable, its members, managers, directors, officers and/or agents, any underwriter (as defined in the Securities Act) for the Warrant Holder, and each person, if any, who controls any such underwriter within the meaning of Section 15 of the Securities Act (collectively, an "Indemnified Party"), against any losses, claims, damages, expenses, liabilities (joint or several) (collectively, "Claims") to which any of them may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively, a "Violation"); (A) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any post-effective amendment thereof, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (B) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such Registration Statement, or contained in the final prospectus (as amended or supplemented if the Company files any amendment thereof or supplement thereto with the SEC), or the omission or alleged omission to state therein a material fact required to be stated therein, or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Subject to the restrictions set forth in Section 6(e)(iv) with respect to the number of legal counsel, the Company shall promptly reimburse the Warrant Holder, and each such other person entitled to indemnification under this Section 6(e)(i), as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim, whether or not such Claim, investigation or proceeding is brought or initiated by the Company or a third party. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(e)(i) shall not (A) apply to a Claim arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by the Warrant Holder expressly for use in connection with the preparation of the Registration Statement, any prospectus or any such amendment thereof or supplement thereto or any failure of the Warrant Holder to deliver a prospectus as required by the Securities Act; or (B) apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Warrant Holder and shall survive the transfer of the Registrable Securities by the Warrant Holder as provided herein.

                   (ii) In connection with any Registration Statement in which the Warrant Holder is participating in such capacity, the Warrant Holder agrees to indemnify and hold harmless, to the same extent and in the same manner set forth in Section 6(e)(i), the Company, each of its directors, each of its officers who sign the Registration Statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other stockholder selling securities pursuant to the Registration Statement or any of its directors or officers or any person who controls such stockholder or underwriter (collectively, also an "Indemnified Party"), against any Claim to which any of them may become subject, under the Securities Act, the Exchange Act or otherwise, insofar as such Claim arises out of or is based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by the Warrant Holder expressly for use in connection with such Registration Statement; and the Warrant Holder shall promptly reimburse an Indemnified Party, as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by the Indemnified Party in connection with investigating or defending any such Claim, whether or not such claim, investigation or proceeding is brought or initiated by the Indemnified Party or a third party; provided, however, that the indemnity agreement contained in this Section 6(e)(ii) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Warrant Holder, which consent shall not be unreasonably withheld; provided, further, that the Warrant Holder shall be liable under this Section 6(e)(ii) for only that amount of a Claim as does not exceed the net proceeds to it as a result of the sale of Registrable Securities pursuant to such Registration Statement.

                   (iii) The Company shall be entitled to receive indemnification from underwriters, selling brokers, dealer managers, and similar securities industry professionals participating in the distribution to the same extent as provided above, with respect to information about such persons so furnished in writing by such persons expressly for inclusion in the Registration Statement.

                   (iv) Promptly after receipt by an Indemnified Party under this Section 6(e) of notice of the commencement of any action (including any governmental action), such Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6(e), deliver to an indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly given notice, to assume control of the defense thereof with counsel satisfactory to the Indemnified Party; provided, however, that an Indemnified Party shall have the right to retain its, his or her own counsel, with the fees and expenses to be paid by the indemnifying party, if, in the reasonable opinion of counsel for such party, representation of such party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such party and any other party represented by such counsel in such proceeding. The Company shall pay for only one legal counsel for the Warrant Holder and any Indemnified Party related thereto; such legal counsel shall be selected by the Warrant Holder or such other Indemnified Party subject to the Company's approval which shall not be unreasonably withheld. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to another under this Section 6(e), except to the extent that such failure to notify results in the forfeiture by the indemnifying party of substantive rights or defenses. The indemnification required by this Section 6(e) shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as such expense, loss, damage or liability is incurred and is due and payable.

         (f) Contribution. To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which, he, she or it would otherwise be liable under Section 6(c) to the fullest extent permitted by law; provided, however, that (i) no contribution shall be made under circumstances where the maker would not have been liable for indemnification under Section 6(c), (ii) no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning used in the Securities Act) shall be entitled to contribution from any seller of Registrable Securities who was not guilty of such fraudulent misrepresentation, and (iii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities.

         (g) Reports Under Exchange Act. With a view to making available to the Warrant Holder the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the SEC that may at any time permit the security holders to sell securities of the Company to the public without registration ("Rule 144"), the Company shall at all times:

                   (i) make and keep public information available, as those terms are understood and defined in Rule 144;

                   (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

                   (iii) furnish to the Warrant Holder while a holder hereof, promptly upon request, (A) a written statement by the Company that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, (B) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed with the SEC by the Company, and (C) such other information as may be reasonably requested to permit the Warrant Holder to sell such securities without registration.

         SECTION 7.

Other Provisions Relating to Rights of the Warrant Holder.

         (a) Warrant Holder not a Shareholder. The Warrant Holder, as such, shall not be entitled to vote or receive dividends or be deemed holders of Common Stock for any purpose whatsoever, nor shall anything contained in this Warrant be construed to confer upon the Warrant Holder, as such, any of the rights of a stockholder of the Company, including, but not limited to, the right to vote for the election of directors or on any other matter, give or withhold consent to any action by the Company (whether upon any recapitalization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings or other action affecting stockholders (except for notices provided for in this Warrant), receive dividends or subscription rights, or otherwise until this Warrant shall have been exercised to purchase Underlying Shares, at which time the person or persons in whose name or names the certificate or certificates for the shares of Common Stock are registered shall be deemed the holder or holders of record of such shares of Common Stock for all purposes.

         (b) Fractional Shares. Anything contained herein to the contrary notwithstanding, the Company shall not be required to issue any fractional shares of Common Stock in connection with the exercise of this Warrant. In any case where the Warrant Holder would, except for the provisions of this Section 7(b), be entitled under the terms of this Warrant to receive a fraction of a share of Common Stock upon the exercise of this Warrant, the Company shall, upon the exercise of this Warrant and receipt of the Underlying Share Purchase Price, issue the largest number of whole shares of Common Stock purchasable upon exercise of this Warrant. The Warrant Holder expressly waives his, her or its right to receive a certificate of any fraction of a share of Common Stock upon the exercise hereof. However, with respect to any fraction of a share of Common Stock called for upon any exercise hereof, the Company shall pay to the Warrant Holder an amount in cash equal to such fraction multiplied by the Market Price per share of Common Stock.

         (c) Absolute Owner. Prior to due presentment for registration of transfer of the Warrant Certificates, the Company may deem and treat the Warrant Holder as the absolute owner of this Warrant for the purpose of any exercise thereof and for all other purposes and the Company shall not be affected by any notice to the contrary.

SECTION 8.
Division, Split-Up, Combination, Exchange and Transfer of Warrants

         (a) Request. This Warrant may be divided, split up, combined or exchanged for other Warrants of like tenor to purchase a like aggregate number of Underlying Shares. If the Warrant Holder desires to divide, split up, combine or exchange this Warrant, he, she or it shall make such request in writing delivered to the Company at its corporate offices in Irvine, California, or as otherwise directed by the Company in writing, and shall surrender the Warrant to be so divided, split up, combined or exchanged at said office; provided, however, that if this Warrant is divided or split up and any resulting warrant is to be issued in the name of a person other than the Warrant Holder, the Warrant Holder must comply with the provisions of Section 8(b) hereof. Upon any such surrender for a division, split-up, combination or exchange, the Company shall execute and deliver to the Warrant Holder the new Warrants as so requested. The Company may require the Warrant Holder to pay a sum sufficient to cover any tax, governmental or other charge that may be imposed in connection with any division, split-up, combination or exchange of this Warrant.

         (b) Assignment; Replacement of Warrant Certificates. This Warrant may be sold, transferred, assigned or hypothecated by the Warrant Holder at any time, in whole or in part, subject to compliance with federal and state securities laws; provided, however, the Warrant Holder shall provide an opinion of counsel, which opinion shall be reasonably satisfactory to counsel to the Company, that the transfer, assignment or hypothecation qualifies for an exemption from registration under the Securities Act. Any division or assignment permitted of this Warrant shall be made by surrender by the Warrant Holder of this Warrant to the Company at its principal office with the Assignment Form attached as Exhibit A hereto duly executed, together with funds sufficient to pay any transfer tax. In such event, the Company shall, without charge, execute and deliver one or more new Warrants in the name of the assignees named in such instrument of assignment and the surrendered Warrant shall promptly be canceled; provided however, if less than all of the Underlying Shares are assigned, the remainder of this Warrant will be evidenced by a new Warrant. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will execute and deliver a new Warrant of like tenor and date and any such lost, stolen or destroyed Warrant shall thereupon become void.

SECTION 9.
Other Matters.

         (a) Notices. Except as otherwise provided herein, notice or demand pursuant to this Agreement to be given or made by the Warrant Holder to or on the Company or by the Company to or on the Warrant Holder, shall be sufficiently given or made if delivered personally or by overnight courier, or sent by registered or certified mail, postage prepaid, return receipt requested, or by facsimile transmission, electronically confirmed and addressed, until another address is designated in writing by either the Company or the Warrant Holders, as the case may be, as follows:

                           If to the Company:

                                        Entrada Networks, Inc.
                                         5755 Oberlin Dr, Suite 204
                                         San Diego, California 92121
                                         Attention:  Kanwar J.S. Chadha, Ph.D.
                                         President and CEO
                                         Telephone No.:  (858) 597-1102
                                         Facsimile No.:  (858) 597-1107

                          If to the Warrant Holder:
                                      Jon Buttles
                                      435 Manhattan Ave Apt A
                                      Hermosa Beach, CA, 90254
                                      Attention: Jon Buttles


         Except as otherwise provided herein, notices delivered in accordance with the foregoing provisions of this Section 9(a) shall be effective (i) when delivered, if delivered personally or by facsimile transmission electronically confirmed, (ii) one Business Day after being delivered (properly addressed and all fees paid) for overnight delivery to a courier (such as Federal Express) which regularly provides such service and regularly obtains executed receipts evidencing delivery, or (iii) five (5) days after being sent by registered or certified mail, postage prepaid, return receipt requested.

         (b) Governing Law. The validity, interpretation and performance of this Agreement shall be governed by the laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof.

         (c) Exclusive Benefit. Nothing in this Warrant expressed or nothing that may be implied from any of the provisions hereof is intended, or shall be construed, to confer upon, or give to, any person or corporation other than the Company and the Warrant Holder any right, remedy or claim hereunder, and all covenants, conditions, stipulations, promises and agreements contained in this Warrant shall be for the sole and exclusive benefit of such persons and their successors, survivors and permitted assigns hereunder. This Warrant is for the benefit of and is enforceable by any subsequent Warrant Holder.

         (d) Headings. The article headings herein are for convenience only and are not part of this Warrant and shall not affect the interpretation hereof.



         IN WITNESS WHEREOF, Entrada Networks, Inc. has caused this Warrant to be duly executed and delivered as of the date first above written.

                                        ENTRADA NETWORKS, INC.


                                        By:/s/ KANWAR J. S. CHADHA
                                        Name:  Kanwar J. S. Chadha, Ph.D.
                                        Title:    President and CEO

                                    EXHIBIT A


                                 ASSIGNMENT FORM


     For value received, the undersigned hereby sells, assigns and transfers unto ____________, whose address is _________________ and whose social security or other identifying number is _______________, this Warrant to purchase __________________ Underlying Shares, and hereby irrevocably constitutes and appoints the Secretary of Entrada Networks, Inc. (the "Company") as his, her or its attorney-in-fact to transfer the same on the books of the Company with full power of substitution and re-substitution. If said number of Underlying Shares is less than all of the Underlying Shares purchasable under this Warrant so assigned, the undersigned requests that a new Warrant representing the remaining Underlying Shares be registered in the name of ______________________________, whose address is __________________________________, whose social security or other identifying number is __________________________________, and that such new Warrant be delivered to _____________________, whose address is
_______________________________________.



Date:
                                    (Signature)


                                    (Print Name)

                                    EXHIBIT B

                                SUBSCRIPTION FORM

     The undersigned hereby irrevocably elects to exercise this Warrant, to purchase __________ Underlying Shares and tenders payment herewith in the amount of $_____. The undersigned requests that a certificate for such Underlying Shares be registered in the name of __________, whose address is __________ and whose social security or other identifying number is __________, and that such Underlying Shares be delivered to __________, whose address is __________. If said number of Underlying Shares is less than all of the Underlying Shares purchasable under this Warrant, the undersigned requests that a new Warrant representing the remaining Underlying Shares be registered in the name of __________, whose address is __________ and whose social security or other identifying number is __________, and that such new Warrant be delivered to __________, whose address is __________.

Date:_____________                 ___________________________________
                                   (Signature)



                                   ________________________
                                   (Print Name)